UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2022 (Report No. 5)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On January 12, 2022, G Medical Innovations Holdings Ltd. (the “Company) granted performance rights to certain of its directors and officers under its Global Equity Incentive Plan. Each performance right shall have a term of two years and shall vest and convert into Ordinary Shares of the Company on a 1:1 basis, subject to the Company achieving certain milestones.

Grantee	Total Performance Rights	Vesting Milestone and Number of Ordinary Shares to be Issued
Ken Melani	200,000	50% of the performance rights shall vest into Ordinary Shares upon the Company reaching a market capitalization of $75 million; 16.66% of the performance rights shall vest into Ordinary Shares upon the Company reaching a market capitalization of $100 million; 16.66% of the performance rights shall vest into Ordinary Shares upon the Company reaching a market capitalization of $125 million; and 16.66% of the performance rights shall vest into Ordinary Shares upon the Company reaching a market capitalization of $150 million.
Shuki Gleitman	100,000
Urs Wettstein	100,000
Zeev Rotstein	100,000
Yacov Geva	1,000,000
Kobi Ben Efraim	200,000
Oded Shahar	100,000
Benny Tal	100,000
Dror Nuriel-Roth	100,000

In addition, on January 20, 2022, the Company granted additional performance rights to certain of its directors and officers under its Global Equity Incentive Plan. Each performance right shall have a term of five years and shall vest and convert into Ordinary Shares of the Company on a 1:1 basis, subject to the Company achieving certain milestones.

Grantee	Total Performance Rights	Vesting Milestone and Number of Ordinary Shares to be Issued
Yacov Geva	1,500,000	50% of the performance rights shall vest into Ordinary Shares upon the Company reaching a market capitalization of $175 million; and 50% of the performance rights shall vest into Ordinary Shares upon the Company reaching a market capitalization of $200 million;
Ken Melani	500,000
Urs Wettstein	75,000
Shuki Gleitman	75,000
Zeev Rotstein	75,000
Chanan Epstein	75,000
Kobi Ben Efraim	100,000
Oded Shahar	75,000
Benny Tal	50,000
Haim Buzaglo	75,000
Moran Moshe	50,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovation Holdings Ltd.

Date: January 31, 2022	By:	/s/ Yacov Geva
		Name:	Dr. Yacov Geva
		Title:	Chief Executive Officer

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